IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
ONE MARKET PLAZA
STEUART TOWER, SUITE 2500
SAN FRANCISCO, CALIFORNIA  94105

April 12, 2012

Laura E. Hatch
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Division of Investment Management

Re:	Ironwood Institutional Multi-Strategy Fund LLC (the “Fund”)
Post-Effective Amendment No. 5 to Registration Statement on Form N-2
(File No. 333-169122; 811-22463)

Dear Ms. Hatch:

We hereby request that the effective date for the above-captioned Post-Effective Amendment No. 5 to the Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on April 18, 2012, or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.
should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President and Chief Executive Officer